Cisco Systems, Inc. 170 West Tasman Drive
San Jose, CA 95134-1706

May 25, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Cisco Systems, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2022, which was filed with the Securities and Exchange Commission on May 25, 2022.

Sincerely,

Cisco Systems, Inc.

By:	/s/ Evan Sloves
Name:	Evan Sloves
Title:	Secretary